The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
FORMING
PART OF POLICY NO.	RIDER EXECUTED	12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE POLICY
490PB1858	01/27/09	03/31/08

*	ISSUED TO
THE COVENTRY GROUP/THE COV FUNDS TRUST
INCREASE LIMIT OF LIABILITY ENDORSEMENT
XP027 Rev. 2-05
In consideration of the premium charged and in reliance upon the statements made to the Insurer by letter or application dated 03/31/2008 which is deemed attached to and incorporated into this policy, it is understood and agreed that Item 3 of the Declarations is amended to read
$1,450,000.
It is further understood and agreed that the Insurer shall not be liable for loss on account of any claim based upon, arising out of, or attributable to this additional $ 250,000 Limit of Liability in excess of the $1,200,000 Limit of Liability in effect prior to the effective date of this endorsement:
(Only items with an ☑ in the box apply)
☑	based upon, arising out of, or attributable to any fact, circumstance or situation which has been the subject of any written notice given under any insurance in force prior to 03/31/2008, including any applicable discovery period.
☐	based upon, arising out of, or attributable to any prior or pending litigation against the organization named in Item 1 of the Declarations or any Insured(s) as of as well as future claims or litigation based upon the prior or pending litigation or derived from the same or substantially the same fact, circumstance or situation underlying or alleged therein.

☐	based upon, arising out of, or attributable to any wrongful act prior to the effective date of this endorsement.

☐	based upon, arising out of, or attributable to .
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By
Authorized Representative
INSURED
2005 The St. Paul Travelers Companies, Inc. All Rights Reserved
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

FRANK CRYSTAL & COMPANY

Frank Crystal & Co., Inc.
Financial Square
32 Old Slip, 17th floor
New York, NY 10005-3504
PHONE 212 344-2444 800 221-5830
FAX 212 509-1292

INSURANCE BINDER

Original

NAMED INSURED
The Coventry Group/The Coventry Funds c/ Citi Fund Services Boston, MA 02110

BINDER DATE	BINDER NO.
02/09/09	173304

CLIENT CODE	POLICY TYPE
COVEGR	Endorsement

ACCOUNT EXECUTIVE
Marc DiFanti 646-810-3456

Page 1 of 1

EFFECTIVE DATE	EXPIRATION DATE	POLICY NUMBER	INSURER
03/31/08	03/22/09	490PB1858	St. Paul Fire & Marine Ins

COVERAGE DESCRIPTION AND AMOUNTS/LIMITS

In consideration of the premium paid, it is hereby understood and agreed that effective March 31, 2008 Item 3 of the Declarations is amended as follows:

All other terms and conditions remain unchanged.

The undersigned company agrees, for its respective interests only and to the extent respectively indicated, to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Company and/or its subsidiaries and affiliates. This binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.

In addition to the fees and/or commissions received by Frank Crystal & Company for the placement of insurance coverages, in certain circumstances other parties may earn and retain usual and customary commissions for their role in providing insurance products or services under their separate contracts with insurers and/or reinsurers. Additionally, the firm may receive contingent payments or allowances from some insurers based on factors which are not client-specific, such as aggregate loss experience, size or performance of an overall book of business produced with the insurer.

Premium: N/A	St. Paul Fire & Marine Ins. Co.
Confirmed By:	Authorized Representative: Emily Rehwinkle
At Frank Crystal & Co., Inc. Refer To: Marc S. DiFanti	Admitted: X Non-Admitted:

ICB028 Ed. 7-04
2004 The Travelers Companies, Inc.
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
FORMING
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1858	01/27/09	06/30/08

*	ISSUED TO
THE COVENTRY GROUP/THE COV FUNDS TRUST
AMEND DECLARATIONS
It is agreed that:

The following checked items are amended on the Declarations Page:

☐ Item 1.	Name of Insured / Principal Address: From: To:

☐ Item 2.	Bond Period: From: 12:01 a.m. on to 12:01 a.m. on the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

☑ Item 3.	Limit of Liability is hereby amended to read as follows:

	Limit of		Deductible
	Liability		Amount
Insuring Agreement A — Fidelity		$1,300,000		$10,000
Insuring Agreement B — Audit Expense		$25,000		$0
Insuring Agreement C — Premises		$1,300,000		$10,000
Insuring Agreement D — Transit		$1,300,000		$10,000
Insuring Agreement E — Forgery or Alteration		$1,300,000		$10,000
Insuring Agreement F — Securities		$1,300,000		$10,000
Insuring Agreement G — Counterfeit Currency		$1,300,000		$10,000
Insuring Agreement H — Stop Payment		$25,000		$2,500
Insuring Agreement I — Uncollectible Items of Deposit		$50,000		$5,000
Optional Coverages Added by Rider:
(J) — COMPUTER SYSTEMS		$1,300,000		$10,000
(K) — UNAUTHORIZED SIGNATURES		$50,000		$5,000
	$		$
	$		$
	$		$

☐ Item 4.	Offices or Premises Covered: The following offices or premises are added:
This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

FRANK CRYSTAL & COMPANY

INSURANCE BINDER

Frank Crystal & Co., Inc.
Financial Square
32 Old Slip, 17th floor
New York, NY 10005-3504
PHONE 212 344-2444 800 221-5830
FAX 212 509-1292

Original

NAMED INSURED
The Coventry Group/The Coventry Funds c/ Citi Fund Services Boston, MA 02110

BINDER DATE	BINDER NO.
02/09/09	173305

CLIENT CODE	POLICY TYPE
COVEGR	Endorsement

ACCOUNT EXECUTIVE
Marc DiFanti 646-810-3456

Page 1 of 1

EFFECTIVE DATE	EXPIRATION DATE	POLICY NUMBER	INSURER
06/30/08	03/22/09	490PB1858	St. Paul Fire & Marine Ins

COVERAGE DESCRIPTION AND AMOUNTS/LIMITS

In consideration of the premium paid, it is hereby understood and agreed that effective June 30, 2008, Item 3 of the Declarations is amended as follows:

Item 3. Limit of Liability is amended to read $1,300,000

All other terms and conditions remain unchanged.

The undersigned company agrees, for its respective interests only and to the extent respectively indicated, to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Company and/or its subsidiaries and affiliates. This binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.

In addition to the fees and/or commissions received by Frank Crystal & Company for the placement of insurance coverages, in certain circumstances other parties may earn and retain usual and customary commissions for their role in providing insurance products or services under their separate contracts with insurers and/or reinsurers. Additionally, the firm may receive contingent payments or allowances from some insurers based on factors which are not client-specific, such as aggregate loss experience, size or performance of an overall book of business produced with the insurer.

Premium: N/A Confirmed By:	St. Paul Fire & Marine Ins. Co. Authorized Representative: Emily Rehwinkle
At Frank Crystal & Co., Inc. Refer To: Marc S. DiFanti	Admitted: X Non-Admitted:

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
FORMING
PART OF POLICY NO.	RIDER EXECUTED	12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE POLICY
490PB1858		10/24/2008

*	ISSUED TO
THE COVENTRY GROUP/THE COVENTRY FUNDS TRUST
NAMED INSURED ENDORSEMENT
(ICB010) Ed. 7-04
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:
The Coventry Funds Trust which consists of:

Free Enterprise Action Fund conisting of:
Free Enterprise Action Fund	03/01/2005

EM Capital consisting of:
EM India Gateway Fund	07/23/2007

1ST Source Monogram consisting of:
1ST Source Monogram Income Equity Fund	10/23/1998
1ST Source Monogram Income Fund	10/23/1998
1ST Source Monogram Long/Short Fund	08/01/2003

Boston Trust consisting of:
Boston Trust Small Cap Fund	12/16/2005
Boston Trust Balanced Fund	12/01/1995
Boston Trust Midcap Fund	09/24/2007
Boston Trust Equity Fund	10/01/2003

The Walden Funds consisting of:
Walden Social Balanced Fund	06/18/1999
Walden Social Equity Fund	06/18/1999
Walden Small Cap Innovations Fund	10/24/2008

Wayne Hummer Funds consisting of:
Wayne Hummer Pathmaster Equity Fund	12/01/2005

Thrasher Funds consisting of:
Gendex Fund	10/23/2007
2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By
Authorized Representative

FRANK CRYSTAL
& COMPANY

INSURANCE BINDER

Frank Crystal & Co., Inc.
Financial Square
32 Old Slip, 17th floor
New York, NY 10005-3504
PHONE 212 344-2444 800 221-5830
FAX 212 509-1292

Original

NAMED INSURED
The Coventry Group/The Coventry Funds The Coventry Funds Trust c/o Citi 100 Summer Street Boston, MA 02110

BINDER DATE	BINDER NO.
10/20/08	165993

CLIENT CODE	POLICY TYPE
COVEGR	Endorsement

Page 1 of 1

ACCOUNT EXECUTIVE
Marc DiFanti 646-810-3456

EFFECTIVE DATE	EXPIRATION DATE	POLICY NUMBER	INSURER
03/22/08	03/22/09	590CM3236	St. Paul Mercury Insurance

COVERAGE DESCRIPTION AND AMOUNTS/LIMITS

In consideration of the premium paid, it is hereby understood and agreed that effective October 24, 2008 Item 1. Named Insured of the Declarations is amended to include:

Walden Small Cap Innovations Fund

All other terms and conditions remain unchanged.

The undersigned company agrees, for its respective interests only and to the extent respectively indicated, to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Company and/or its subsidiaries and affiliates. This binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.

In addition to the fees and/or commissions received by Frank Crystal & Company for the placement of insurance coverages, in certain circumstances other parties may earn and retain usual and customary commissions for their role in providing insurance products or services under their separate contracts with insurers and/or reinsurers. Additionally, the firm may receive contingent payments or allowances from some insurers based on factors which are not client-specific, such as aggregate loss experience, size or performance of an overall book of business produced with the insurer.

Premium: N/A Confirmed By:	St. Paul Mercury Insurance Co. Authorized Representative: Emily Rehwinkle
At Frank Crystal & Co., Inc. Refer To: Marc S. DiFanti	Admitted: X Non-Admitted:

JOINT INSURED BOND AGREEMENT
THIS AGREEMENT, made as of this 22nd day of March 2006 by and between The Coventry Group and The Coventry Funds Trust (together, the “Joint Insureds”).
WHEREAS, each of The Coventry Group and The Coventry Funds Trust is a registered management investment company; and
WHEREAS, the boards of trustees of The Coventry Group and The Coventry Funds Trust (together, the “Boards”), including a majority of the Trustees of each Board who are not “interested persons” of such investment company as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Trustees”), has authorized and approved, pursuant to Rule 17g-l under the 1940 Act, a joint insured bond (the “Bond”); and
WHEREAS, the Joint Insureds, pursuant to Rule 17g-l(f), desire to enter into an agreement dealing with their respective rights under the Bond in the event of a loss thereunder.
NOW, THEREFORE, the parties hereto agree as follows:
1.	In the event recovery is received under the Bond as a result of a loss sustained by one or more of the Joint Insureds, the registered management investment company sustaining the loss shall receive an equitable and proportionate share of the recovery but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

3.	Each Joint Insured shall comply with the filing and notification requirements of Rule 17g-l(g) during the term of this Agreement.

4.	This Agreement may be modified or amended by mutual written consent of the Joint Insureds. This Agreement may be terminated by one party on not less than 60 days prior written notice to the other party.

5.	The names “The Coventry Group” and “Trustees of The Coventry Group” refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under an Agreement and Declaration of Trust to which reference is hereby made and a copy of which is on file at the office of the Secretary of State of The Commonwealth of Massachusetts and elsewhere as required by law, and to any and all amendments thereto so filed or hereafter filed. The obligations of “The Coventry Group” entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders or representatives of the Trust personally, but bind only the assets of the Trust and all persons dealing with any series of shares of the Trust must look solely to the assets of the Trust belonging to such series for the enforcement of any claims against the Trust.

The names “The Coventry Funds Trust” and “Trustees of The Coventry Funds Trust” refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under the Declaration of Trust to which reference is hereby made and a copy of which is on file at the office of the Secretary of State of The Commonwealth of Massachusetts and elsewhere as required by law, and to any and all amendments thereto so filed or hereafter filed. The obligations of “The Coventry Funds Trust” entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders or representatives of the Trust personally, but bind only the assets of the Trust, and all persons dealing with any series of shares of the Trust must look solely to the assets of the Trust belonging to such series for the enforcement of any claims against the Trust.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed on their behalf as of the day and year first written above.

THE COVENTRY GROUP

By:	/s/ R. Jeffrey Young

Name:	R. Jeffrey Young

Title:	President

THE COVENTRY FUNDS TRUST

By:	/s/ R. Jeffrey Young

Name:	R. Jeffrey Young

Title:	President